Exhibit 2(d)

Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

American Depositary Shares (“ADSs”) representing ten Common Shares, nominal value Ps.1.00 each (the “Common Shares”) of Central Puerto S.A. (“Central Puerto” “CEPU” or the “Company”), are listed and trade on the New York Stock Exchange and, in connection with this listing (but not for trading), our Shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of our Common Shares and (ii) ADS holders. Common Shares underlying the ADSs are held by JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and holders of ADSs will not be treated as holders of the shares of our Common Shares.

Disclosures under the following items are not applicable to us and have been omitted: debt securities (Item 12.A of Form 20-F), warrants and rights (Item 12.B of Form 20-F) and other securities (Item 12.C of Form 20-F).

Common Shares

Type and Class of Securities (Item 9.A.5 of Form 20-F)

Our Common Shares are book-entry ordinary shares with a par value of P$1.00 each. The amount of Common Shares issued as of the last of day of the financial year covered by the annual report to which this exhibit is attached is given on the cover page of the annual report. All issued Common Shares are fully-paid. Our Common Shares are listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”) and, since February 2, 2018, the ADSs have been listed on the New York Stock Exchange (“NYSE”). The ADSs were first issued by Citibank, N.A., as depositary, pursuant to the deposit agreement filed with the Commission on January 17, 2018 (the “Citibank Deposit Agreement”). On September 5, 2023, the Company terminated the Citibank Deposit Agreement and entered into a new deposit agreement with JPMorgan Chase Bank, N.A., under which JPMorgan Chase Bank, N.A. was engaged to act as depositary of the Company’s ADSs. Each ADS represents 10 Common shares.

Preemptive Rights (Item 9.A.3 of Form 20-F)

For a description of preemptive rights, see “Item 10—Additional Information—Memorandum and Articles of Incorporation—Preemptive and Accretion Rights” in the annual report to which this exhibit is attached.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

In case of a capital increase through the issuance of shares or convertible notes offered by means of a public offering subject to Argentine law and the approval of the meeting of shareholders approving the respective issuance of shares and convertible notes, the first-refusal right contemplated in section 194 of Law No. 19,550 (Ley General de Sociedades) and section 11 of Law No. 23,576 (Ley de Obligaciones Negociables) and any other statutory rules that may replace them in the future shall be exercised by means of the placement procedure determined in the respective public offering prospectus; and the holders of shares and convertible notes, as the beneficiaries of such preemptive right, shall be acknowledged priority in the awarding of shares up to the amount they may be entitled to, based on their respective shareholding percentage.

Holders of ADSs may be restricted in their ability to exercise preemptive rights if a prospectus under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available. For a description of further limitations to the rights evidenced by our Common Shares, see “Item 3—Key Information—Risks Factors—Risks relating to our Shares and ADSs ” in the annual report to which this exhibit is attached.

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Other rights (Item 9.A.7 of Form 20-F)

Not applicable.

Rights, preferences and restrictions (Item 10.B.3 of Form 20-F)

See “Item 10—Additional Information—Memorandum and Articles of Incorporation—Preemptive and Accretion Rights”; “Item 10—Additional Information—Memorandum and Articles of Incorporation— Rights, Preferences and Restrictions attached to our Shares”; “Item 10—Additional Information—Memorandum and Articles of Incorporation—Shareholder’s Meetings”; “Item 10—Additional Information—Memorandum and Articles of Incorporation—Liquidation”; and “Item 10—Additional Information—Memorandum and Articles of Incorporation— Statutory Provisions concerning our Board of Directors” in the annual report to which this exhibit is attached.

Requirements for Amendments of Articles of Incorporation (Item 10.B.4 of Form 20-F)

Pursuant to Argentine law, a general extraordinary shareholders’ meeting is necessary for the amendment of our bylaws.

Limitations on the Rights to Own Our Shares (Item 10.B.6 of Form 20-F)

There are no limitation on the rights to own our Common Shares.

Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

See “Item 10—Additional Information—Memorandum and Articles of Incorporation— Determination of the OPA Price in the Case of a Change in Control”.

Ownership Threshold (Item 10.B.8 of Form 20-F)

There are no provisions in Central Puerto’s bylaws governing the ownership threshold above which shareholder ownership must be disclosed.

Under Argentine law, any person acquiring 5% or more of the voting stock of a public company must inform the CNV in writing of the acquisition of such voting stock. Additionally, such person must inform the CNV in writing of each additional acquisition of 5% of the voting stock of that particular company, until such person acquires control of that company.

Differences Between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

Not applicable.

Changes in Our Capital (Item 10.B.10 of Form 20-F)

Not applicable.

DESCRIPTION OF ADSs

Name of Depositary and address of its principal executive office (Item 12.D.1 of Form 20-F).

JPMorgan Chase Bank N.A. is the depositary for the American Depositary Shares, also referred to as ADSs. Each ADS represents ten Common Shares (or a right to receive ten Common Shares) deposited with Banco Santander Argentina S.A., as custodian for the Depositary in Argentina. Each ADS will also represent any other securities, cash or other property which may be held by the Depositary. The Depositary’s office at which the ADSs are administered is located at 383 Madison Avenue, Floor 11, New York, New York, 10179.

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Description of ADS (item 12.D.2 of Form 20-F)

The Depositary is required to keep books at its corporate trust office for the registration of ADSs and transfers of ADSs which at all reasonable times shall be open for inspection by the holders of ADSs, provided that such inspection shall not be for the purpose of communicating with holders in the interest of a business or object other than the business of CEPU or a matter related to the deposit agreement or the receipts.

Investors may hold ADSs directly either by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the investor’s name, or by having ADSs registered in the investor’s name in the Direct Registration System. Investors also hold ADSs indirectly by holding a security entitlement in ADSs through the investor’s broker or other financial institution. If investors hold ADSs directly, they are ADS registered holders. This description assumes that such investors are ADS registered holders. If investors hold the ADSs indirectly, the investors must rely on the procedures of their broker or other financial institution to assert their rights as ADS registered holders described in this section. Investors should consult with their broker or financial institution to learn what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

We do not treat ADS holders as one of our shareholders and ADS holders do not have shareholder rights. Argentine law governs shareholder rights. The Depositary is the holder of the common shares underlying the ADSs. Holders of ADSs have ADS holder rights. A deposit agreement among us, the Depositary, the ADS holder, and the beneficial owners of ADSs sets out ADS holder’s rights as well as the rights and obligations of the Depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, investors should read the entire deposit agreement and the form of ADS.

Dividends and Other Distributions

The Depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting its fees and expenses described below. ADS holders will receive these distributions in proportion to the number of common shares their ADSs represent.

•	Cash. Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the Depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to Argentine laws and regulations. The conversion into U.S. dollars will take place only if practicable and if such U.S. dollars may be distributed to the ADS holders. The Depositary will apply the same method for distributing the proceeds of the sale of any property held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The Depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs.

•	Shares. Whenever we distribute common shares as a result of a dividend or free distribution on securities on deposit with the custodian, we will deposit the applicable number of common shares with the custodian. Upon receipt of confirmation of such deposit, the Depositary will distribute to holders new ADSs representing the common shares so deposited; provided, however, that only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

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The distribution of new ADSs upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new common shares so distributed. No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable.

•	Rights to Purchase Additional Common Shares. Whenever we intend to distribute rights to subscribe for additional common shares (“Rights”), we will assist the Depositary in determining whether it is lawful and reasonably practicable to distribute such Rights. The Depositary will not distribute the Rights if we fail to deliver satisfactory documents to the Depositary or it is not reasonably practicable to distribute the Rights.

The Depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the Depositary is unable to sell the rights, it will allow the rights to lapse.

•	Other Distributions. Whenever we intend to distribute property other than cash, common shares or Rights (“Other Distributions”), the Depositary may make such Other Distributions by any means it deems equitable and practicable. To the extent the Depositary deems such Other Distributions not to be equitable and practicable, it shall distribute any U.S. Dollars available to the Depositary from the net proceeds of public or private sales of Other Distributions as in the case of cash.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the Depositary may sell all or a portion of the property received.

•	Alternative Payments. Whenever we reasonably believe that the Depositary will not be able to immediately freely convert a cash dividend or cash distribution into U.S. Dollars and, at the time of such conversion, freely transfer such U.S. Dollars to the United States, we may, in our sole discretion, pay such cash dividend or distribution to the Depositary in the form of sovereign bonds of any series issued by the Republic of Argentina or any Province of Argentina, or bonds of any Argentine corporate issuer or any other type of securities that have an adequate liquidity in the Argentine securities markets and can be delivered to the Depositary and transferred outside of Argentina for resale for U.S. Dollars in over the counter transactions or in self-regulated markets in the United States of America.

Withdrawal and Transfer

As a holder, you will be entitled to present your ADSs to the Depositary for cancellation and then receive the corresponding number of underlying common shares at the transfer office designated by the Depositary. Your ability to withdraw the common shares held in respect of the ADSs may be limited by U.S. and Argentine considerations applicable at the time of withdrawal. In order to withdraw the common shares represented by your ADSs, you will be required to pay to the Depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the Depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the Depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the common shares represented by your ADSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the common shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

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•	Obligations to pay fees, taxes and similar charges.
•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the Depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;
•	provide such proof of identity and genuineness of signatures as the Depositary deems appropriate;
•	provide any transfer stamps required by the State of New York or the United States; and
•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the Depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the Depositary to exercise the voting rights for the common shares represented by your ADSs. The voting rights of holders of common shares are described in our bylaws, a translation of which has been filed with the Commission as Exhibit 1.1 to our annual report on Form 20-F for fiscal year 2023.

At our request, the Depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the Depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the Depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions. Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). To the extent that (A) the Depositary has been provided with at least 30 days’ notice of the proposed meeting from the Company, (B) the voting notice is finalized between the Company and the Depositary for mailing no less than 20 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and (C) the Depositary does not receive instructions on any or all agenda item(s) from a holder in a timely manner, such holder shall be deemed, and the Depositary is instructed to deem such holder, to have instructed the Depositary to give a discretionary proxy for such agenda item(s) to a person designated by the board of directors of the Company to vote the deposited securities represented by the ADSs for which actual instructions were not so given by all such holders on such agenda item(s); provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (1) the Company informs the Depositary in writing that (a) it wishes such proxy to be given with respect to such agenda item(s), (b) there is no substantial opposition existing with respect to such agenda item(s) and (c), such agenda item(s), if approved, would not materially and adversely affect the rights of the holders of the shares, and (2) the Depositary has obtained an opinion of counsel in form and substance reasonably satisfactory to the Depositary as set forth in the deposit agreement.

Under Argentine law as in effect as of the date hereof, (i) any shareholder (including the holders of deposited securities) who votes on any matter involving us in which the shareholder’s interests conflict with our interests may be liable under Argentine law for damages to us resulting from such shareholder’s vote, but only if the matter would not have been approved without the shareholder’s vote and (ii) shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law, applicable Argentine regulations or the bylaws may be held jointly and severally liable for damages to us, other shareholders or third parties resulting from that resolution. This liability may apply to holders and beneficial owners of ADSs and, as a result, holders and beneficial owners shall indemnify us, the Depositary and the custodian and any of their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims that may arise against, and any liability that may be incurred by, us, the Depositary, the custodian and any of their respective directors, employees, agents and affiliates as a result of any voting instructions carried out on behalf of holders and beneficial owners that give rise to such liability under Argentine law.

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Please note that the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner.

Amendment and Termination

We may agree with the Depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except as permitted by law).

We have the right to direct the Depositary to terminate the deposit agreement. Similarly, the Depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the Depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the Depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the Depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the Depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Limitations on Obligations and Liability

The deposit agreement limits our obligations and the Depositary’s obligations to you. Please note the following:

•	We and the Depositary disclaim any liability if we or the Depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of incorporation, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.
•	We and the Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in any provisions of or governing the securities on deposit.

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•	The Depositary and its agents will not be responsible (i) if holders of the ADRs or beneficial owners of the ADSs do not receive notice of any meeting of shareholders with sufficient time to enable such holder or beneficial owner to return any voting instructions to the Depositary in a timely manner, including and even if, without limitation, such holder or beneficial owner is deemed to give a discretionary proxy with respect to the deposited securities of such holder or beneficial owner to a person designated by the board of directors of the company or otherwise, or the deposited securities of such holder or beneficial owner are represented, or deemed represented, for purposes of establishing a quorum at a meeting of shareholders, (ii) for any failure to carry out any instructions to vote any of the deposited securities, (iii) for the manner in which any voting instructions are given or deemed to be given pursuant to the terms of the deposit agreement, (iv) for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy pursuant to the deposit agreement, or (v) for the effect of any such vote.
•	We and the Depositary are obligated only to take the actions specifically stated in the deposit agreement without gross negligence or willful misconduct.
•	We and the Depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or any other person believed by either of us to be competent to give such advice or information.
•	The Depositary disclaims any liability arising from the insolvency of any custodian that is not a branch or affiliate of the Depositary.
•	The Depositary disclaims any liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the Depositary or (ii) failed to use reasonable care in the provision of custodial services to the Depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located.
•	We and the Depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.
•	The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADRs.
•	We, the Depositary and the custodian disclaim any liability for the failure by any person, including without limitation, holders and beneficial owners, to obtain the benefits of credits or refunds on non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability.
•	The Depositary disclaims any liability for the content of any information submitted to it by or on behalf of the Company.
•	We and the Depositary also disclaim liability for any indirect special damages in any form incurred, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of common shares, the depositary may require:

•	payment of stock transfer or other taxes or other Governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

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•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary are closed or at any time if the depositary thinks it advisable to do so.

Books of Depositary

The Depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The Depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

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